EXHIBIT 80

                            OLIMPIA SPA PRESS RELEASE



              OLIMPIA: COMPLETED THE ACQUISITIONS OF TELECOM ITALIA
                     SHARES ALREADY ANNOUNCED TO THE MARKET

           THE COMPANY BECOMES THE OWNER OF AN ADDITIONAL 189,988,330
                          TELECOM ITALIA COMMON SHARES


Milan, March 11, 2005 - Olimpia SpA announces that, in accordance with the contracts executed with prime financial institutions, announced last February 16, concerning the common shares of Telecom Italia, it has become the owner of an additional 189,988,330 Telecom Italia common shares, now holding a total of 2,207,345,359 Telecom Italia shares, equal to approximately 20.4% of the common capital of Telecom Italia.

This brings the completion of the acquisitions for which the capital increase of the Company in the amount of 2 billion euros, subscribed last January 27, had been intended. Taking into account the shares obtained from the already announced conversion of the convertible bonds, the Telecom Italia common shares acquired by Olimpia with the proceeds of the capital increase above will total 655,579,536, at an average acquisition price of approximately 3.05 euros per share.

At the outcome of all these acquisitions of Telecom Italia shares related to the capital increase and following the conversion of the convertible bonds, which will be effective as of next March 14, Olimpia will be the owner of approximately 21.8% of the common capital of Telecom Italia.

Thanks to the aforementioned operations, the average entry cost of the Telecom Italia shares held by Olimpia (in the number of 2,407,345,359) is reduced to approximately 4.6 euros (previously approximately 5.2 euros).